UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 11, 2018



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

Winnebago Industries, Inc. ("the Company") held its annual meeting of shareholders (the "Annual Meeting") on December 11, 2018. At the Annual Meeting, the Company's shareholders were asked to vote on the following proposals: (1) the election of three Class I directors, (2) the advisory approval of executive compensation, (3) the approval of the Winnebago Industries, Inc. 2019 Omnibus Incentive Plan, and (4) the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accountant for the fiscal year ending August 31, 2019. The results of the shareholder vote are set forth below.

Item 1 - Election of Directors.

Company shareholders elected the following nominees: Maria F. Blase, Christopher J. Braun, and David W. Miles as Class I directors to hold office until the annual meeting of shareholders to be held following the Company's Fiscal 2021 or until their respective successors are duly elected and qualified. Information as to the vote on each director standing for election is provided below:

Name	Votes For	Votes Withheld	Broker Non-Votes
Maria F. Blase	22,124,919	368,443	5,009,191
Christopher J. Braun	21,933,752	559,610	5,009,191
David W. Miles	22,227,840	265,522	5,009,191

Item 2 - Advisory Approval Vote on Executive Compensation (the "Say on Pay" Vote).

Company shareholders approved, on an advisory basis, the compensation of certain executives as disclosed in the Compensation Discussion and Analysis, the compensation tables, and other narrative executive compensation disclosures in the definitive proxy statement relating to the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
22,123,253	307,954	62,155	5,009,191

Item 3 - Approval Vote on the Winnebago Industries, Inc. 2019 Omnibus Incentive Plan.

Company shareholders approved the Winnebago Industries, Inc. 2019 Omnibus Incentive Plan as disclosed in the Appendix A in the definitive proxy statement relating to the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
21,689,468	754,137	49,757	5,009,191

Item 4 - Ratification of the Appointment of Independent Registered Public Accountants for the Fiscal Year Ending August 31, 2019.

Company shareholders ratified the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending August 31, 2019, as set forth below:

Votes For	Votes Against	Abstentions
27,249,192	188,829	64,532

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: December 13, 2018	By:	*/s/ Stacy Bogart*
	Name:	Stacy Bogart
	Title:	Vice President, General Counsel and Corporate Secretary